Exhibit 99.2

Form of Proxy – Annual General and Special Meeting to be held on May 20, 2020	Stock Exchange Tower 1230, 300 5th Ave SW Calgary, AB T2P 3C4

Appointment of Proxyholder I/We being the undersigned holder(s) of common shares in the capital of Sundial Growers Inc. hereby appoint Zach George or failing this person, Kristine Dow	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting (“Meeting”) of Sundial Growers Inc. (the “Corporation”) to be held virtually at https://web.lumiagm.com/298688754 on Wednesday, May 20, 2020 1:00 p.m. (Calgary time) or at or at any adjournment thereof.

1. Number of Directors. Fixing the number of directors to be elected at the Meeting at five (5).					For Against ☐ ☐
2. Election of Directors.	For Withhold		For Withhold		For Withhold
a. Bryan Pinney	☐ ☐	b. Elizabeth Cannon	☐ ☐	c. Greg Mills	☐ ☐
d. Gregory Turnbull	☐ ☐	e. Zach George	☐ ☐
3. Appointment of Auditors. The appointment of KPMG LLP as auditor of the Corporation and the granting of the authority to the directors to fix their remuneration.					For Withhold ☐ ☐

4.  Share Consolidation. Authorizing the board of directors of the Corporation to effect, at their discretion within one year of the Meeting, a share consolidation for of all of the issued and outstanding shares at a ratio to be determined by the board of directors of the Corporation in its sole discretion, provided it is within the range of one post-consolidation Common Share for every three to twenty pre-consolidation Common Shares.

For Against ☐ ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

	Signature(s):	Date / /
MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to RECEIVE Interim Financial Statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.

☐	Annual Financial Statements – Check the box to the right if you would like to DECLINE to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 1:00 p.m. (Calgary Time), on Friday, May 15, 2020.

Notes to Proxy

1.

Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual Meeting.  If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.

If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse.  If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.

The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

To Vote Your Proxy Online please visit:

http://odysseytrust.com/Transfer-Agent/Login and click on VOTE.  You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy.

To Virtually Attend the Meeting:

You can attend the meeting virtually by visiting

Shareholder Address and Control Number Here

https://web.lumiagm.com and entering the meeting ID 298-688-754. For further information on the virtual AGM and how to attend it, please view the management information circular of the company for the fiscal year 2019.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.